Exhibit 5.1

30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BRUSSELS DALLAS DUBAI HOUSTON LONDON	NEW YORK PALO ALTO RIYADH SAN FRANCISCO SINGAPORE WASHINGTON

June 16, 2025
Cactus, Inc.
920 Memorial City Way, Suite 300
Houston, Texas 77024
Ladies and Gentlemen:
We have acted as counsel for Cactus, Inc., a Delaware corporation (the “Company”), in connection with the Company’s registration under the Securities Act of 1933, as amended (the “Act”), of the offer and sale of an aggregate of up to 5,000,000 shares of the Company’s Class A common stock, par value $0.01 per share (the “Shares”), pursuant to the Company’s registration statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2025, which Shares may be issued from time to time in accordance with the terms of the Cactus, Inc. Long Term Incentive Plan (as amended from time to time, the “Plan”).
In reaching the opinions set forth herein, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents and records of the Company and such statutes, regulations and other instruments as we deemed necessary or advisable for purposes of this opinion, including (i) the Registration Statement, (ii) certain resolutions adopted by the board of directors of the Company (the “Board”), (iii) the Plan, and (iv) such other certificates, instruments, and documents as we have considered necessary for purposes of this opinion letter. As to any facts material to our opinions, we have made no independent investigation or verification of such facts and have relied, to the extent that we deem such reliance proper, upon certificates of public officials and officers or other representatives of the Company.
We have assumed (i) the legal capacity of all natural persons, (ii) the genuineness of all signatures, (iii) the authority of all persons signing all documents submitted to us on behalf of the parties to such documents, (iv) the authenticity of all documents submitted to us as originals, (v) the conformity to authentic original documents of all documents submitted to us as copies, (vi) that all information contained in all documents reviewed by us is true, correct and complete, and (vii) that the Shares will be issued in accordance with the terms of the Plan and any applicable award agreement (and any related instrument) duly adopted under and in accordance with the terms and conditions of the Plan (each, an “Award Agreement”).
Based on the foregoing and subject to the assumptions, limitations and qualifications set forth herein, following due authorization of a particular Award Agreement thereunder by the Board (or any or such other committee as designated by the Board in accordance with the Plan) as provided in, and in accordance with, the Plan and any applicable Award Agreement, we are of the opinion that the Shares will have been duly authorized and,

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when the Shares are issued by the Company in accordance with the terms of the Plan and the terms and conditions of any such Award Agreement executed pursuant to the Plan, as applicable, will be validly issued, fully paid and non-assessable.
This opinion is limited in all respects to the General Corporation Law of the State of Delaware, as in effect on the date hereof. We express no opinion as to any other law or any matter other than as expressly set forth above, and no opinion as to any other law or matter may be inferred or implied herefrom. The opinions expressed herein are rendered as of the date hereof and we expressly disclaim any obligation to update this letter or advise you of any change in any matter after the date hereof.
This opinion letter may be filed as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act.
Very truly yours,
/s/ Baker Botts L.L.P.